Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280398

Prospectus Supplement No. 4
(to Prospectus dated May 8, 2025)

Flagstar Financial, Inc.

This prospectus supplement amends and supplements the prospectus dated May 8, 2025, as amended or supplemented from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-280398). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 1.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders listed in the section of the Prospectus entitled “Selling Securityholders” of up to (i) 263,828,622 shares of our common stock, par value $0.01 per share (“Common Stock”), and (ii) 314,954 net-settled warrants (“Warrants”). The shares of Common Stock and Warrants are referred to as the “Securities” herein.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the Securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “FLG.” On July 24, 2025, the closing price of our Common Stock on the NYSE was $12.05 per share. The Warrants are not listed for trading on the NYSE or any other national securities exchange.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 24, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 24, 2025

FLAGSTAR FINANCIAL, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-31565	06-1377322
(State or Other Jurisdiction of Incorporation)	Commission File Number	(IRS Employer Identification No.)

102 Duffy Avenue,	Hicksville,	New York	11801
(Address of principal executive offices)
(516) 683-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	FLG	New York Stock Exchange
Bifurcated Option Note Unit Securities SM	FLG PRU	New York Stock Exchange
Depositary Shares each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock	FLG PRA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange
Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On July 24, 2025, Flagstar Financial, Inc. (the “Company”), as part of an internal reorganization to streamline its corporate structure, entered into an Agreement and Plan of Merger (the “Plan of Merger”) with its wholly-owned bank subsidiary, Flagstar Bank, N.A., a nationally chartered banking association (the “Bank”). Under the terms of the Plan of Merger, the Company will be merged with and into the Bank (the “Merger”), with the Bank continuing as the surviving entity (the “Surviving Entity”). Under the Plan of Merger, the Surviving Entity will bear the name Flagstar Bank, N.A. and will continue to operate with its existing brand name and management teams in markets throughout the United States.

At the effective time of the Merger, the outstanding shares of the Company’s common and Series A preferred stock will be cancelled and cease to exist, and the outstanding shares of the Company’s common and Series A preferred stock will automatically be converted into an equivalent number of shares of the Surviving Entity’s common and Series A preferred stock. The Company’s Series B and Series D preferred stock shall also be converted into common stock of the Bank, except that such conversion shall instead be into non-voting equity securities that are substantially identical to the Series B and Series D preferred stock to the extent that ownership of the additional common stock would otherwise be prohibited by law or require approval by a government entity. As a result, subject to the foregoing limitations, the shares of capital stock of the Surviving Entity will be owned directly by the Company’s shareholders in the same proportion as their ownership of the Company’s capital stock immediately prior to the Merger. Further, each warrant to purchase either Series D preferred stock or common stock of the Company will be converted automatically into a warrant to purchase common stock of the Surviving Entity. Immediately following the Merger, the Surviving Entity will have substantially the same outstanding capital stock with substantially the same rights and privileges as the outstanding capital stock of the Company immediately prior to the Merger. Immediately after the Merger, the Surviving Entity will have substantially the same consolidated assets, liabilities and shareholders’ equity as the Company. The Surviving Entity will assume the Company’s debt obligations, equity incentive plans, equity compensation plans, and other compensation plans. As an initial step of closing the Merger, the Company will be an interim federal savings association, which will immediately merge with the Bank, with the Bank then continuing as the Surviving Entity.

Following the Merger, it is expected that the Surviving Entity will be a publicly traded company on the New York Stock Exchange (NYSE) under the same ticker symbol currently used by the Company, “FLG.” The Surviving Entity’s common stock will be registered with the Surviving Entity’s primary banking regulator, the Office of the Comptroller of the Currency (“OCC”), under the Securities Exchange Act of 1934, as amended. Following the Merger, the Surviving Entity will file periodic and current reports and other required materials with the OCC.

The Surviving Entity will have the same board of directors following the Merger as the Company had immediately prior thereto. Executive officers of the Company immediately prior to the Merger will hold the same positions and titles with the Surviving Entity following the Merger.

It is intended that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, with the result that shareholders of the Company will not recognize gain or loss as a result of the Merger.

The Plan of Merger has been approved by the boards of directors of each of the Company and the Bank. In connection with the Merger, the Company will hold a special meeting of its shareholders to consider and vote upon the Merger. The Merger is subject to various customary closing conditions.

The foregoing summary of the Merger and the terms and conditions of the Plan of Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Plan of Merger, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosures

Beginning on July 24, 2025, Flagstar Financial, Inc. (the “Company”) intends to distribute and make available to investors, and to post on its website, the written presentation attached hereto as Exhibit 99.2.

Item 9.01	Financial Statements and Exhibits

(d)(i) Attached as Exhibit 2.1 is the Agreement and Plan of Merger dated July 24, 2025 between Flagstar Financial, Inc. and Flagstar Bank, N.A.

(d)(ii) Attached as Exhibit 99.1 is the press release issued by the Company on July 24, 2025 to discuss the Agreement and Plan of Merger entered into with Flagstar Bank, N.A.

(d)(iii) Attached as Exhibit 99.2 is the text of a written presentation that the Company intends to distribute and make available to investors, and to post on its website, beginning on July 24, 2025.

Exhibit	Description of Exhibit
No.
2.1	Agreement and Plan of Merger dated July 24, 2025 between Flagstar Financial, Inc. and Flagstar Bank, N.A.
99.1	Press release issued by the Company on July 24, 2025
99.2	Written presentation to be distributed and made available to investors, and posted on the Company’s website, beginning July 24, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	July 24, 2025	FLAGSTAR FINANCIAL, INC.

/s/ Bao Nguyen
Bao Nguyen
Senior Executive Vice President, General Counsel and Chief of Staff